SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, April 2, 2014 - BRASKEM S.A. (“Braskem”) (BM&FBovespa: BRKM5, BRKM3, BRKM6; NYSE: BAK; LATIBEX: XBRK), in response to official letter BM&FBovespa GAE 0838-14, which requested clarifications on the content of the article published by the newspaper Valor Econômico on April 1st, 2014, entitled “Synthos e Braskem fecham acordo de US$ 1,5 bilhão” [Synthos and Braskem sign US$1.5 billion agreement], “and other information deemed relevant,” hereby clarifies to the market that: (i) it has entered into agreements with Synthos to supply butadiene and utilities (such as steam and water) to the future synthetic rubber plant to be built by Synthos at the Triunfo petrochemical complex in Rio Grande do Sul (“Agreements”), which are still subject to certain conditions; (ii) Braskem will not be required to make significant investments in connection with said Agreements, since Synthos will be responsible for the investments in and operation of the future plant; (iii) the execution of the Agreements does not have a material economic impact on Braskem, since the butadiene currently produced and exported will be sold in the domestic market. In view of the aforementioned, Braskem believes that the execution of the Agreements and the effective start of supply do not produce an obligation to disclose said information under the laws and regulations in force.

More information can be obtained from Braskem’s Investor Relations Department by telephone +55 (11) 3576-9531 or by e-mail braskem-ri@braskem.com.br.

Mario Augusto da Silva

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 2, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.